Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of incorporation or organization
Summit (Oxford) Limited	England and Wales
Discuva Limited	England and Wales
Summit Therapeutics Sub Inc.	Delaware, USA
Summit Therapeutics Limited	England and Wales
Summit International Holdings Limited	Cayman Islands
Summit Therapeutics Global LLC	Delaware, USA